

July 1, 2015

<u>Via Email</u>
Robert B. Fagenson
Chief Executive Officer
National Holdings Corporation
410 Park Avenue – 14th Floor
New York, NY 10022

  Re: National Holdings Corporation
     Form 10-K
     Filed December 29, 2014
     File No. 001-12629

Dear Mr. Fagenson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Suzanne Hayes
         Suzanne Hayes
         Assistant Director